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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25K

                [x] Form 10K for period ending December 31, 2001

                           NOTIFICATION OF LATE FILING

                         PART I REGISTRANT INFORMATION:

                          STORAGE COMPUTER CORPORATION

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                  603.880.3005

              (Registrant's telephone number, including area code)

                         PART II RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25 the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

[_] (c) The accountant statement or other exhibit required be Rule 12b-25 (c) has been attached if applicable

                              PART III - NARRATIVE

The Company has been engaged in extensive negotiations under severe time pressures with private investors for the sale of the Company's common stock and warrants. These negotiations were discontinued on April 1, 2001 because of a disagreement as to price and the Company does not expect to complete this particular financing transaction. Resources and personnel of the Company which would otherwise have been utilized for preparing the Company's Annual Report on Form 10-K for the year ended December 31, 2001, were diverted to these negotiations and completing this transaction. Despite the Company's diligent efforts to complete this transaction so as to permit filing the Annual Report on Form 10-K within the prescribed period, the Company has been unable to do so without unreasonable effort or expense. The Company expects to file its Annual Report on Form 10-K prior to the end of the extension period.

                           PART IV - OTHER INFORMATION

Name and telephone number of person to contact in regard to this information

Peter N. Hood , Chief Financial Officer   (603) 880-3005 extension 303

Have all other periodic reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90 days been filed?

      [X] Yes   [_] No

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Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes   [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's 2001 revenues are estimated to be higher than last year and the net loss is estimated to be higher as follows:

                                                        2001            2000
                                                        ----            ----
          Revenues (a)                               $ 9,047,627     $6,505,627

          Net loss (b)                               $13,216,813     $9,976,097

               (a)  Including $2,500,000 in license fee revenues in 2001.

               (b) Including in 2001 a provision for restructuring costs of $1 million reported in the 4th quarter; and ,in 2000 a provision for restructuring of $3.7 million reported in the 3rd quarter and a provision for deferred income taxes of $1.8 million reported in the 4th quarter to reduce the carrying value of deferred tax benefits.

               (c) Before dividends on preferred stock, including amortization of beneficial conversion features, of $6,615,678 in 2001 and $10,075,074 in 2000.

STORAGE COMPUTER CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2002


By     /S/ Peter N. Hood, Chief Financial Officer
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           Peter N. Hood, Chief Financial Officer